Filed by Athena Pubco B.V.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spartan Acquisition Corp. III

SEC File No.: 001-40022

Date: July, 28 2021

Allego Merger Script

Operator:

Good day and welcome to the Spartan Acquisition Corp. III and Allego Corporation transaction announcement conference call.

Participants on this call are referred to the press release issued by Allego Corporation and Spartan Acquisition Corp. III, the presentation, and Spartan Acquisition Corp. III’s filings with the SEC for a discussion of the risks that can affect the business combination, our business, and the business of the combined company after completion of the proposed business combination.

Participants are specifically referred to the presentation filed with the SEC to remind listeners that some of the comments today may contain forward-looking statements, and as such, will be subject to risks and uncertainties, which, if they materialize, could materially affect results. Forward-looking statements include, but are not limited to, Allego Corporation and Spartan Acquisition Corp. III’s expectation or prediction of financial and business performance and conditions, competitive and industry outlook, and the timing and completion of the transaction.

Forward-looking statements are subject to risks, uncertainties and assumptions, and they are not guarantees of performance. Allego Corporation and Spartan Acquisition Corp. III are under no obligation and expressly disclaim any obligation to update, alter or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Please read carefully the legends at the beginning of the accompanying investor presentation, as they contain important information.

I would now like to turn the conference over to Geoff Strong, CEO of Spartan Acquisition Corp. III. Please go ahead.

Geoff Strong:

Thank you, operator and thank you to everyone joining us on today’s call. At Spartan and Apollo, we are dedicated to investing in companies that contribute to protecting the environment while providing a significant and attractive growth opportunity today and over the long-term. The team behind Spartan has a wealth of experience in doing exactly that, and today, we are pleased to build on that experience with our announcement of the agreement to merge Spartan Acquisition Corp. III with Allego B.V., a leading European electric vehicle charging infrastructure company.

We’re incredibly excited about Allego’s business and this investment opportunity for several reasons:

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First – We believe that EV charging sites will be critical 21st century infrastructure. The European EV market is the largest EV market in the world. Today, Europe has approximately 3 million electric vehicles used in fleet, rideshare, and medium to light duty vehicle applications, which is expected to grow at a 46% CAGR to 20 million electric vehicles by 2025 due to stringent government regulations and consumer incentives. In addition to the rapid growth in the number of EVs, dense urbanization and limited at-home charging options further reinforce the need for convenient, ultra-fast public EV charging infrastructure.

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Second – Allego already has a well-established platform. Allego is well positioned to service the expected increase in demand for public EV charging given that they are one of the largest European networks today with over 26,000 chargers installed across 12 countries generating an estimated $86 million in revenue for 2021. Further, Allego has a substantial pipeline of charging sites secured through exclusive long-term contracts with several prominent municipalities and corporations.

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Third – Allego has developed an impressive technology moat. Allego has a market-leading, proprietary software platform that enables the company to select the best locations for their charging points to maximize utilization and investment returns. Additional software solutions help manage these charging points, providing seamless service to users and generating data insights.

In closing, we are excited to work with Mathieu and the entire Allego team. They have built a great platform, and we are thrilled to work with them as they accelerate their growth trajectory over the coming years. With that, I will turn it over to Mathieu Bonnet, Chief Executive Officer of Allego.

Mathieu Bonnet, Allego:

Thank you, Geoff and welcome to everyone on the line today.

Allego is a well-established leader in driving and enabling the electric vehicle revolution. We are building the backbone of public EV charging infrastructure in Europe, which is a leading EV market in the world. We have an existing network of over 26,000 charging points at 12,000 diverse public and private locations across 12 countries, positioning us as the market leader in Europe. In 2020, we had more than 400,000 unique users on Allego’s network, with 82% of these users being recurring customers. Our existing network includes over 1,700 fast and ultrafast charging points both owned and via third parties – an area in which we see tremendous growth to meet significant demand and help accelerate EV adoption. Today’s announcement, along with the capital infusion the transaction is anticipated to provide, is expected to enable us to grow our fast and ultrafast charging locations quickly, while also enhancing our technology moat and service offering to customers. Importantly, Meridiam, who is Allego’s majority owner and strategic partner, will roll 100% of its equity into the combined company and will continue to be a long-term shareholder. I am very pleased to have their continued support.

So what do we do? Well, part of the key differentiator for Allego is our business model. We own and operate our own public charging network. We undergo a rigorous site selection process to identify and develop sites we believe to be optimal – enabling us to deliver high utilization rates for our chargers and maximize returns on our investment. We use these competencies to offer charging solutions as a service to B2B customers by designing, installing, operating and maintaining chargers owned by third parties.

We have two key backbones at Allego that drive these activities. First, a critical feature of our chargers is that they are vehicle agnostic – meaning they can charge any vehicle from any OEM, from Tesla, to Nissan, to the Chevy Volt. We are also class agnostic, which means we can charge everything from light vehicles to vans to e-trucks – allowing us to deliver charging solutions for the entire and fast-growing ecosystem of EVs.

To make it work, Allego has developed a proprietary suite of technology products that we call AllamoTM and Allego EV CloudTM.

AllamoTM allows us to identify and develop select premium-charging sites by analyzing traffic statistics, and includes a proprietary data set and a forecasting model based on over 100 factors. These factors are tremendously detailed and location-specific, and include EV penetration, driving behavior and EV technology development. This offering provides a highly predictable, cutting-edge tool to optimize the best locations for the most attractive utilization rates and highest return on our capital investment.

Allego EV CloudTM is a sophisticated CPO tool that provides essential services to our owned chargers and third-party customers, including authorization and billing, smart charging, and load balancing via analysis, as well as customer support. This service offering is integral to fleet operations and enables the company to provide otherwise unavailable insight and value to the customer. Additionally, we are able to drive increased margins through third-party service contracts. Technology is the key to our business.

Our business is well positioned to capture attractive margins based off the EV value chain. Through our hardware and OEM agnostic approach, we leverage the largely growing commoditized nature of these portions on the value chain, while differentiating our charging solutions based on reliability, site location, convenience, and technology.

We believe Allego is the first EV charging company to have industrialized and standardized the different components of the value chain through our tech platform. This platform informs and drives all aspects of our operations – from installation, to maintenance in the field, to charging transactions and payments in real time.

This industrialized organization provides us with the capacity to support long-term operations for generating long-term revenues through our charging sessions.

Our two key activities are designed to address the massive market opportunity ahead and complement each other.

Our first activity consists of building the largest public fast and ultrafast charging network in Europe. We project that this continued development of our network, combined with further expansion of our customer base, will help us achieve up to approximately $900 million in revenue by 2026, with strong gross margin performance driven by an optimized network and additional margin opportunities from our technology capabilities.

Our second offering consists of selling high end charging services to B2B customers, which we project will generate an additional $320 million in revenue by 2026.

These activities address the key components of the EV market, but also complement each other through synergies generated by the network effect we have created. The bigger our network is, the more partnerships we can create – including highly valuable and strategic partnerships with fleet operators like LeasePlan.

This brings me to our next key advantage – our rich portfolio of customers and partners. We serve reputable customers with well-known brands, and we have secured tremendous partners with whom we build our fast and ultrafast public charging network. We have segmented our customers into 4 categories:

•	First—real estate companies and operators, with whom we use our AllamoTM product to help secure the best sites with the highest traffic for our fast and ultra-fast chargers.

•	Second—OEMs, for whom we build bespoke solutions or who we partner with to use our network, such as VW.

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Third—Municipalities. We have established a strong presence in municipalities, where we build our network of chargers for numerous municipalities. Additionally, big cities such as Amsterdam, Berlin, and London entrust us to build their charging infrastructure.

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And finally—Fleet customers, to whom we sell charging solutions within their premises or offer specific access to our network. For instance, this is beneficial for taxis, as their drivers can charge quickly on our fast and ultrafast public network within cities like Amsterdam.

With today’s announcement and the significant resources and opportunities we expect the transaction to provide, we will be armed with the tools needed to expand our fast and ultrafast charging network, while also enhancing our technology moat. We are well-positioned to execute our growth strategy to scale our business further and expand our market leadership in Europe.

With that, I will turn the call over to our COO, Ton Louwers to discuss the market dynamics and provide an overview of the financials.

Ton Louwers, Allego:

Thank you, Mathieu. I will begin by discussing some of the key macro trends, before turning to our go-to-market strategy and briefly covering the financials.

We are the beneficiary of a European EV market that is nearly double the size of United States’ EV market, with an expected 46% CAGR from 2020 to 2025. Based on this projection, the number of EVs in Europe is expected to grow to approximately 20 million by 2025, as compared to approximately 3 million today. The combination of a high urbanization rate and scarcity of in-home parking means EV drivers require fast, public EV charging locations that provide reliable and convenient charging. Additionally, stringent CO2 regulations for internal combustion engines, and highly favorable incentives for electric vehicle purchases will continue to drive adoption rates of EVs over internal combustion engine vehicles.

These dynamics, unique to the European market, are why we are laser focused on ultra-fast and fast charging locations, where we have a strong first mover advantage. As we execute on our expansion plans, we are focused on the ultra-fast and fast charging ports. These ports provide significantly reduced times to charge relative to the traditional AC charging ports people have in their homes or workplaces. The ultra-fast charging stations operate on 150 – 350kw, and can charge a vehicle from 20%—80% in 7-16 minutes. Fast charging stations operate on 50kw and can take a vehicle from 20%—80% in 50 minutes. These chargers carry strong unit economics and gross margins in excess of 50%.

Currently, through third party sites and sites owned by Allego, we have over 700 sites with 1,700 fast charging and ultrafast charging ports already in operation.

Underpinning our growth, we have a secured backlog of more than 500 premium sites and we are estimated to add 2,820 Charging Ports over time. Secured means that we have a long-term lease agreement or MoU in place, exclusivity is secured and design and planning is ongoing. In addition to our secured sites, we have over 500 more sites in discussion, which are forecasted to add an additional 3,000 charging ports to the network. This reflects the pent-up demand that is expected as more and more EVs hit the road.

Our revenue generation is dual-pronged, with charging revenue from our own network and services revenue from the delivery of high value installations and follow on operational and maintenance contracts. Both of these activities are estimated to contribute to the growth of our revenue with a combined 70% CAGR from 2020 to 2026.

Moving to our revenue mix, we expect to see a shift as we bring more charging stations online. Charging revenue in 2021 is estimated to make up 28% of total revenue, and this is projected to grow to approximately 74% of total revenue in 2026. These estimates are also fairly predictable as they are based on the sites locked in through our backlog and pipeline I discussed earlier. To give some perspective, 89% of charging revenues in 2023 are expected from these locked in sites and 41% of 2026 charging revenues are expected from these same locked in sites.

We will continue to work on developing our services revenue over time. This consists of delivery and installation of AC and DC sites followed by operations and maintenance contracts once we start operating such sites.

The growth of third-party networks over time and the long-term nature of operations and maintenance contracts are expected to drive a growing amount of long-term recurring revenue by 2026 and beyond. And on these service revenues, I like to point out that 2021 and 2022 revenues are already highly secured with signed agreements.

As we already hit positive operational EBITDA at the end of 2020 and our near-term revenues are highly secured, we project to continue positive operating EBITDA for the near term and thereafter. With this and our solid growth so far, we feel comfortable putting the expansion plan in place as a next step for our development and expect to continue generating double digit revenue growth.

To enable all of this, we will need to invest in the expansion of our network as well as in our technology platform. The majority of CAPEX will go into the expansion of our network and a smaller but equally important portion will be invested in further strengthening our Allego EV CloudTM platform and developing additional technologies.

With that, I would like to turn the call back to Mathieu for closing remarks.

Mathieu Bonnet, Allego:

Thanks, Ton. In conclusion, we are very excited to work with Geoff and the entire Spartan team. They have brought significant expertise and we are well-positioned with the capital unlocked through this transaction to drive long-term shareholder value. We look forward to executing our growth strategy of building the largest EV charging network in Europe. Thank you to everyone for joining today’s call.

Operator:

That concludes today’s call. At this time you may now disconnect.